WABCO Holdings Inc.
1 Centennial Ave.
PO Box 6820
Piscataway, NJ
08855-6820
www.wabco-auto.com

Phone: 732-369-7450
Fax: 732-369-7490

April 26, 2012

Via Electronic Submission

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	WABCO Holdings Inc.
Form 10-K for the year ended December 31, 2011
Filed February 17, 2012
File No. 001-33332

Dear Ms. Cvrkel:

On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to the comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 19, 2012 (the “Comment Letter”), in connection with the Company’s Form 10-K annual report for the year ended December 31, 2011 (“Form 10-K”).

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, each of the Staff’s comments is reproduced below in italics under the headings followed in each case by the related Company response.

Form 10-K For the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2011 Compared with 2010, page 27

1.	We note that your discussion of the changes in the results of operations focuses on sales and gross profit. Please revise to also discuss and analyze cost of sales. Because gross profit is impacted by both sales and cost of sales, we believe a separate discussion of cost of sales is appropriate.

Company Response:

In response to the Staff’s comment, in future filings, the Company will reorganize the results of operations disclosure to include additional description of cost of sales. We will title the subsection “Cost of Sales and Gross Profit,” and we will discuss and analyze the key components and drivers of our year-over-year variances of cost of sales. The disclosure will be substantially in the form of the following which was included in our Form 10-Q for the first quarter of 2012 which was filed today:

Cost of Sales and Gross Profit

Our cost of sales for the first quarter of 2012 was $461.2 million, a decrease of $20.7 million (decrease of $4.4 million excluding foreign currency translation effects) from $481.9 million in 2011. Within cost of sales, our largest expense is material costs, which mainly represents the purchase of components and parts. Our continued focus on productivity generated 5.1% of material savings before the impact of commodity inflation, which had a negative impact of 1.2%, bringing net materials productivity to 3.9% for the quarter. This productivity achievement resulted in $9.8 million of material cost savings. Our second largest expense within the cost of sales is for labor and other costs associated with converting our purchased components and parts into finished goods. Labor and other cost escalations increased conversion costs by approximately $2.3 million, while our productivity efforts generated $5.8 million of savings, or 5.5% of the conversion costs. Absorption of overhead costs and other indirect costs were unfavorable by $8.2 million versus the prior year. Volume and mix increased cost of sales by $5.8 million, but contributed $1.1 million to gross profit. Sales price reductions had a negative impact of $2.8 million on gross profit, or 0.4% of sales, which is at the lowest level we have historically seen for any individual quarter. Foreign currency translational effects decreased cost of sales by $16.3 million and negatively affected gross profit in the amount of $7.9 million. Foreign currency transactional impacts decreased cost of sales by $5.1 million and positively affected gross profit in the amount of $4.3 million. The net result of all these changes was a decrease in gross profit of $0.2 million (an increase of $7.7 million excluding foreign currency translation effects).

2.	In addition, please describe the significant cost components which comprise cost of sales such that an investor may better understand the nature of the costs within cost of sales.

Company Response:

In response to the Staff’s comment, in future filings, the Company will include additional disclosure to make the significant cost components which comprise cost of sales clearer for an investor to understand the nature of the costs within cost of sales, substantially in the form of the disclosure provided in response to the first comment.

Capital Expenditures, page 36

3.	Please revise to disclose an estimate of the amount of expected capital expenditures for the next fiscal year.

Company Response:

As disclosed in the Company’s Form 10-K, the Company’s annual capital expenditures are sufficient to maintain efficient production capacity, to implement product and process redesigns and to expand capacity to meet increased demand. In response to the Staff’s comment, the Company respectfully advises the Staff that its liquidity and capital resources have historically been more than adequate to cover these annual expenditures, and the Company does not currently anticipate any material increase in its capital expenditures arising from any required or voluntary capital projects in the next fiscal year. The Company will describe and, to the extent possible, quantify in any future Form 10-K annual report any material planned capital expenditures for the next fiscal year.

Audited Financial Statements

Consolidated Statements of Operations, page 42

4.	We note that your disclosure of net income represents the amount calculated as “net income including noncontrolling interests” less “net income attributable to noncontrolling interests.” Please note that the measure “net income” should include the amounts attributable to noncontrolling interests. The amount on the statement of operations that represents net income less the amounts attributable to noncontrolling interests should be titled “net income attributable to Company (or Parent).” Please revise accordingly. See guidance in ASC 810-10-45-19 and example of presentation in ASC 810-10-55-4J.

Company Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings.

Note 17. Related Party Transactions, page 67

5.	We note from your disclosure in Note 17 that you have three fully consolidated joint ventures. Please tell us and disclose in the notes to the financial statements, the percentage of your ownership interest in these joint ventures. If your ownership interest is less than 51% please explain to us why you believe it is appropriate to consolidate these joint ventures.

Company Response:

As provided on page 9 of the Form 10-K, the Company’s ownership interest in the three consolidated joint ventures is 90% in the Sanwa-Seiki joint venture, 70% in the Cummins Engine Co. joint venture and 70% in the Guangdong FUWA Heavy Industry Co., Ltd. joint venture.

In future filings the Company will revise its disclosure in the notes to the financial statements to include the percentage ownership of the Company’s ownership interest in these joint ventures.

Exhibit 24.1

6.	Please amend to provide signed copies of power of attorney rather than a blank “form of.”

Company Response:

In response to the Staff’s comment, the Company notes that it obtained a fully executed power of attorney from each independent director prior to filing the Form 10-K, copies of which have been provided supplementally to the Staff. The Company respectfully submits that the filing of an unexecuted “form of” exhibit in lieu of an exhibit with conformed director signatures does not render the filing materially deficient requiring an amendment to the filing. In future filings, the Company undertakes to file fully executed powers of attorney.

We thank you for your prompt attention to these responses and look forward to hearing from you at your earliest convenience. Please direct any questions concerning these responses to the undersigned at 32-2-663-9855, or alternatively Todd Weinblatt, Vice President and Controller, in the US at 732-369-7480.

Very truly yours,

Ulrich Michel
Chief Financial Officer